GLOBAL CONDIMENTS, INC

415 East Calder Way
State College, PA
(814) 237-0134

July 1, 2010

Mr. H. Christopher Owings
Mr. Scott Anderegg
Mr. Milwood Hobbs
Mr. James Allegretto
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Global Condiments, Inc.
Registration Statement on Form S-1
File No. 333-164285

Dear Mr. Owings, Mr. Anderegg, Mr. Hobbs and Mr. Allegretto:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form S-1 to Thursday, July 8, 2010 at 9:00 a.m., eastern standard time, or as soon thereafter as practicable.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/  Charles Herlocher
Charles Herlocher
President